SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

155 NORTH WACKER DRIVE

CHICAGO, ILLINOIS  60606-1720

TEL: (312) 407-0700

FAX: (312) 407-0411

www.skadden.com

January 9, 2017

BY EDGAR AND COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: John Dana Brown

Re:                        Rockwell Collins, Inc.
Registration Statement on Form S-4
Filed November 23, 2016
File No. 333-214774

Ladies and Gentlemen:

This letter responds to the comments contained in the Staff’s comment letter dated December 20, 2016 with respect to Rockwell Collins, Inc.’s (“Rockwell Collins”) Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on November 23, 2016 (the “Form S-4”) and is submitted on behalf of Rockwell Collins.  Rockwell Collins has filed today Amendment No. 1 to the Form S-4 (“Amendment No. 1”).

For the convenience of the Staff, the comments contained in the Staff’s comment letter appear below in bold. The registrant’s response to each comment immediately follows the applicable comment.  References in the responses to page numbers are to pages of Amendment No. 1.

In addition to submitting this letter by EDGAR, we are also delivering to the Staff by courier four courtesy copies of this letter together with Amendment No. 1 marked to show the revisions Rockwell Collins has made to the Form S-4, including revisions made in response to the Staff’s comments.

General

1.                                    Please provide us with copies of the “board books” and any other materials provided to the boards and management of Rockwell Collins and B/E

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Aerospace in connection with the proposed transaction, including all presentations made by financial advisors.

In response to the Staff’s request, Rockwell Collins respectfully informs the Staff that a copy of the board presentation dated October 21, 2016, prepared by J.P. Morgan Securities LLC (“J.P. Morgan”) in connection with J.P. Morgan’s fairness opinion has been provided directly to the Staff by Sullivan & Cromwell LLP, as counsel to J.P. Morgan, under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, such presentation has been provided together with a request that such presentation be returned promptly following completion of the Staff’s review thereof. Such presentation is not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. Request for confidential treatment of such presentation pursuant to the provisions of 17 C.F.R. §200.83 has been made by J.P. Morgan.

Rockwell Collins also respectfully informs the Staff that a copy of the board presentation dated October 21, 2016, prepared by Citigroup Global Markets Inc. (“Citigroup”) and Goldman, Sachs & Co. (“Goldman Sachs”),  in connection with each such firm’s respective fairness opinions has been provided directly to the Staff by Cleary Gottlieb Steen & Hamilton LLP, as counsel to Citigroup and Goldman Sachs, under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, such presentation has been provided together with a request that such presentation be returned promptly following completion of the Staff’s review thereof. Such presentation is not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. Request for confidential treatment of such presentation pursuant to the provisions of 17 C.F.R. §200.83 has been made by Citigroup and Goldman Sachs.

Questions and Answers about the Merger and the Special Meetings, page 5

How do I vote, page 9

2.                                    Please confirm your understanding of the applicability of Exchange Act Rule 14a-13 to this transaction and tell us when you intend to furnish the proxy statement to the intermediaries relative to the meeting date. Please allow sufficient time when setting the record and meeting dates, filing the definitive versions of the documents, and mailing broker inquiries pursuant to Rule 14a-13 to permit compliance with applicable timing restrictions.

Rockwell Collins acknowledges the applicability of Rule 14a-13 to this transaction. Rockwell Collins and B/E Aerospace, Inc. (“B/E Aerospace”) have

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each set January 18, 2017 as the record date for their respective special meetings in connection with the transaction. Rockwell Collins confirms that each of Rockwell Collins and B/E Aerospace have complied with the “broker search” requirements of Rule 14a-13 with respect to this record date. Rockwell Collins advises the Staff that each of Rockwell Collins and B/E Aerospace intend to furnish the joint proxy statement/prospectus to intermediaries at least twenty (20) business days prior to the date of the Rockwell Collins and B/E Aerospace special meetings, respectively.

The Transaction, page 17

3.                                    Please revise the disclosure in this section to briefly state the percentage of the combined company that each of Rockwell Collins and B/E Aerospace stockholders will control following the merger.

In response to the Staff’s comment, the disclosure has been revised on page 18.

Treatment of B/E Aerospace’s Existing Debt, page 25

4.                                    Please expand this section to quantify the total amount of debt that the merged company will have, including both the debt assumed from B/E Aerospace and the additional debt related to funding the cash portion of the merger consideration.

In response to the Staff’s comment, the disclosure has been revised on page 26.

Comparative Per Share Data, page 39

5.                                    Please revise to explain the columns labeled “pro forma combined” and “equivalent basis pro forma combined.”

In response to the Staff’s comment, the disclosure has been revised on pages 39 and 40.

Risk Factors, page 44

6.                                    Please tell us what consideration you gave to including a risk factor discussing a potential conflict of interest stemming from J.P. Morgan’s extensive involvement in various financing arrangements for both Rockwell Collins and B/E Aerospace during the two years preceding the proposed merger.

Rockwell Collins respectfully advises the Staff that the management and board of directors of Rockwell Collins reviewed and discussed the possible conflict of interest with respect to J.P. Morgan providing a fairness opinion for the transaction and it or its affiliates having provided various financing arrangements

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for both Rockwell Collins and B/E Aerospace. Information regarding these relationships and the fees paid by B/E Aerospace to J.P. Morgan during the two years preceding the date of its fairness opinion in connection with the transaction, as well as the fees to be paid by Rockwell Collins in connection with the financing for the transaction were included in the Form S-4 (see page 80). In response to comment 24 below, information regarding the fees paid by Rockwell Collins to J.P. Morgan has been included in Amendment No. 1. Rockwell Collins does not believe a possible conflict of interest with respect to J.P. Morgan creates a material risk with respect to the transaction and does not believe a separate risk factor is warranted.

The merger could result in significant liability to Rockwell Collins and B/E Aerospace if the merger causes the KLX spin-off to fail to qualify for the KLX spin-off tax treatment, page 49

7.                                    Please expand the first paragraph of this risk factor to provide more information about the reasons that the merger could cause the KLX spin-off to fail to qualify for spin-off tax treatment. To the extent possible, quantify the tax liabilities that B/E Aerospace and its stockholders had at the time of the spin-off and what additional liabilities they might experience if the merger causes the KLX spin-off to fail to qualify for the KLX spin-off tax treatment.

In response to the Staff’s comment, the risk factor has been revised on pages 50 and 51, further describing the reasons the merger could cause the KLX spin-off to fail to qualify for the KLX spin-off tax treatment and adding a general description of how tax liabilities of B/E Aerospace and its stockholders would be calculated in the event the KLX spin-off were to fail to qualify for the KLX spin-off tax treatment.  Rockwell Collins does not believe it is practical to quantify such tax liabilities of B/E Aerospace and its stockholders with any precision, given the numerous variables, inherent complexity and, in the case of the tax liability of B/E Aerospace stockholders at the time of the KLX spin-off, the stockholders’ particular circumstances.

Risks Relating to the Combined Company after Completion of the Merger, page 49

The combined company may be unable to successfully integrate the businesses of Rockwell Collins and B/E Aerospace and realize the anticipated benefits of the merger, page 49

8.                                    Please revise this risk factor to explain the reasons that you believe the rating agencies may take negative actions against the combined company.

In response to the Staff’s comment, the disclosure has been revised on page 52.

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The Merger, page 54

Background of the Merger, page 54

9.                                    Please revise to discuss whether Rockwell Collins considered any strategic alternatives other than evaluating potential merger targets, providing sufficient detail as necessary. If strategic alternatives beyond an acquisition were not considered please explain why.

In response to the Staff’s comment, the disclosure has been revised on page 56.

10.                            Please expand the second paragraph of this section to explain what criteria the board considered in its “general set of criteria” that yielded the list of 80 companies which served as the starting point in the board’s search for a merger partner. Further, quantify the number  of companies included on the “short list” of potential targets and the reasons that those companies were selected, and expand the disclosure to explain how the candidates were subsequently evaluated.

In response to the Staff’s comment, the disclosure has been revised on page 56.

11.                            Please revise the disclosure on page 55 to explain more fully what information was included in the “overview” materials that each party shared with the other.

In response to the Staff’s comment, the disclosure has been revised on pages 57 and 58.

12.                            Please revise the discussion of the August 16, 2016 meeting to provide greater specificity with respect to the components of the B/E Aerospace five year plan. Provide a summary of the information that was furnished to the board, counsel and the financial advisors. To the extent material, describe the information provided regarding the Rockwell Collins five-year plan at the August 22, 2016 meeting.

In response to the Staff’s comment, the disclosure has been revised on page 58.

13.                            Please refer to the second to last paragraph on page 57. Revise your discussion of the B/E Aerospace board’s consideration of the initial bid of $58-60 delivered on September 2. Explain what strategic alternatives the board considered, and how the Rockwell Collins bid was considered in comparison to the discussions with Party A and Party B. Explain the board’s consideration of

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whether a bid would result from either of those discussions and the timing of any proposals under consideration.

In response to the Staff’s comment, the disclosure has been revised on page 60.

14.                            Please refer to the last paragraph on page 57. Disclose the types of potential transaction partners that were proposed to B/E Aerospace by Citigroup and Goldman, Sachs. Quantify the number of potential partners presented, and the reasons that the board determined not to pursue strategic alternatives with other third parties.

In response to the Staff’s comment, the disclosure has been revised on page 60.

15.                            Please further explain the reasons that the B/E Aerospace board rejected Rockwell’s September 2 bid on September 7. Refer to the first full paragraph on page 58.

In response to the Staff’s comment, the disclosure has been revised on page 60.

16.                            Please refer to the third full paragraph on page 58. Please disclose the results of the preliminary valuation perspectives regarding B/E Aerospace that Rockwell Collins senior management presented on September 14, 2016.

In response to the Staff’s comment, the disclosure has been revised on page 61.

17.                            We note that the due diligence materials furnished to B/E Aerospace on September 30, 2016 included Rockwell Collins’ strategic plan and related projections. Please tell us whether the materials provided during due diligence were the same as the projections discussed on pages 89-91 of the joint proxy statement. To the extent that they are not, please revise to disclose these financial projections.

Rockwell Collins confirms that the projections presented on pages 94 through 96 are the same as those included in the strategic plan and related projections furnished to B/E Aerospace.

18.                            Please revise to disclose the results of the additional financial analysis and due diligence that Rockwell Collins performed on B/E Aerospace as reported to the Rockwell Collins Board on October 21, 2016.

In response to the Staff’s comment, the disclosure has been revised on page 63.

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B/E Aerospace Board of Directors’ Recommendations and its Reasons for the Transaction, page 65

19.                            Please explain why the third bullet point on page 66, which appears to discuss benefits of the merger that accrue to Rockwell Collins, is a reason why the B/E Aerospace board recommends approving the transaction.

In response to the Staff’s comment, the disclosure has been revised on page 69.

20.                            Please revise the last bullet point at the bottom of page 67 to explain what you mean when you discuss “the likely effect” on B/E Aerospace in the absence of the merger.

In response to the Staff’s comment, the disclosure has been revised on page 71.

Opinion of Rockwell Collins’ Financial Advisor, page 70

Public Trading Multiples, page 72

21.                            Please state whether any publicly traded companies with operations and businesses similar to B/E Aerospace were excluded from the analysis and, if so, the reasons for the exclusions.

In response to the Staff’s comment, the disclosure has been revised on page 75. Rockwell Collins respectfully informs the Staff that it has been advised by J.P. Morgan that the selected companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of B/E Aerospace based on business sector participation, operational characteristics and financial metrics. Rockwell Collins has also been advised by J.P. Morgan that no companies were excluded from this analysis that, in J.P. Morgan’s judgment, met the foregoing criteria.

Transaction Multiples Analysis, page 73

22.                            In the transaction multiples analysis discussion, explain why the target companies listed in the table on page 73 are analogous to B/E Aerospace. Additionally state whether any transactions involving analogous target companies were excluded from the analysis and, if so, the reasons for the exclusions. Please also revise the Selected Transactions Analysis disclosure on page 84 accordingly.

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In response to the Staff’s comment, the disclosure has been revised on pages 76 and 77, and page 88. Rockwell Collins respectfully informs the Staff that it has been advised by J.P. Morgan that the target companies listed in the table on page 77 are analogous to B/E Aerospace because these companies share similar business characteristics to B/E Aerospace based on business sector participation, operational characteristics and financial metrics. Rockwell Collins respectfully informs the Staff that it has been advised by J.P. Morgan that no transactions involving analogous companies were excluded from this analysis that, in J.P. Morgan’s judgment, met the foregoing criteria.

Discounted Cash Flow Analysis, page 74

23.                            Please revise your disclosure to explain how J.P. Morgan determined the terminal growth rates.

In response to the Staff’s comment, the disclosure has been revised on page 78.

Miscellaneous, page 76

24.                            Please quantify any compensation Rockwell Collins or its affiliates paid to J.P. Morgan or its affiliates during the past two years.

In response to the Staff’s comment, the disclosure has been revised on page 80.

Financial Analyses by Financial Co-Advisors, page 82

Certain Financial Projections, page 89

Certain Financial Projections Utilized by the Rockwell Collins Board, page 89

25.                            Please revise this section to fully describe the key assumptions relied upon by Rockwell Collins’ management in the preparation of each of the projections on pages 90 and 91 so that recipients of the proxy statement/prospectus can have a better understanding of the basis for and limitations of these projections.

In response to the Staff’s comment, the disclosure has been revised on page 94.

Certain Financial Projections Utilized by the B/E Aerospace Board, page 91

26.                            Please fully describe the key assumptions relied upon by B/E Aerospace’s management in the preparation of the forecast on page 92.

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In response to the Staff’s comment, the disclosure has been revised on page 97.

The Merger Agreement, page 119

Merger Consideration to be Received by B/E Aerospace Stockholders, page 119

27.                            Please consider including a table illustrating potential merger consideration using a reasonable range of prices of Rockwell Collins common stock with columns indicating the respective exchange ratios and other relevant information.

In response to the Staff’s comment, the disclosure has been revised on pages 128 and 129.

****

Please do not hesitate to contact the undersigned at (312) 407-0784 with any questions or comments you may have.

Very truly yours,

/s/ Richard C. Witzel, Jr.

Richard C. Witzel, Jr.

Enclosure (by courier only)

cc:   Robert K. Ortberg
        Chief Executive Officer
        Rockwell Collins